TRG LATIN AMERICA ACQUISITIONS CORP.

65 East 55th St., 15th Floor

New York, NY 10022

February 23, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention: Stacie Gorman

Re:	TRG Latin America Acquisitions Corp.
Registration Statement on Form S-1 Filed February 10, 2026, as amended File No. 333-293354

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TRG Latin America Acquisitions Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Wednesday, February 25, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Nicolas Rohatyn
Nicolas Rohatyn
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP